Exhibit 99.1

Almonty Announces New Share Repurchase Program of Up to US$300,000,000

Repurchase Program Aims to Create Shareholder Value by Capturing Disconnect Between Share Price and Value of Almonty’s Strategic Tungsten Assets and Growth Prospects Ahead of Initial Sangdong Revenues

DILLON, Montana – August 17, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced the approval by the Company’s Board of Directors (the “Board”) of a new share repurchase program (the “2026 Share Repurchase Program”).

“The Board authorized this program because we do not believe today’s share price reflects the underlying value of this Company or the assets behind it,” said Lewis Black, Chairman, President and Chief Executive Officer of Almonty. “Almonty controls one of the largest and highest-grade tungsten deposits outside of China at precisely the moment Western governments and defense manufacturers are rebuilding their critical minerals supply chains around non-Chinese sources. With Sangdong advancing toward full capacity, we believe our own shares are one of the most attractive investments available to us at current market pricing, and repurchasing them is a direct way to build value for the shareholders who own this business alongside us.”

The 2026 Share Repurchase Program will permit the purchase of up to 14,400,000 common shares (approximately five percent of Almonty’s outstanding shares as of August 14, 2026) for an aggregate purchase price of up to US$300,000,000 over the 36-month period commencing on August 24, 2026 and ending August 24, 2029. Purchases may be made on the open market through the facilities of the Nasdaq Stock Market (the “Nasdaq”) and/or alternative trading systems at market price, as well as by other means permitted by stock exchange rules and Canadian and U.S. securities laws, including the safe harbor provisions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

Almonty may enter into one or more automatic share purchase plans (each, a “Rule 10b5-1 Plan”) with a broker to permit Almonty to purchase common shares under its 2026 Share Repurchase Program during internal blackout periods. Such purchases would be at the discretion of the broker based on prearranged parameters. The Rule 10b5-1 Plans may be implemented from time to time during the course of the 2026 Share Repurchase Program. All purchases made under the Rule 10b5-1 Plans would be included in computing the number of common shares purchased under the 2026 Share Repurchase Program.

The actual number of common shares that may be purchased under the 2026 Share Repurchase Program and the timing of any such purchases will be determined by Almonty. The 2026 Share Repurchase Program may be amended, suspended or discontinued at any time, subject to applicable laws.

About Almonty Industries Inc.

Almonty (NASDAQ: ALM) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This press release may contain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “seek”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this press release include, but are not limited to, statements concerning the 2026 Share Repurchase Program, including the amount and number of common shares, if any, that may be purchased, the anticipated timeframe, method, price and manner of purchases, the anticipated benefits of the 2026 Share Repurchase Program, the potential implementation of one or more Rule 10b5-1 Plans with a broker, the advancement of the Sangdong Mine, and the Company’s future prospects. Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate.

Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the Company’s ability to generate sufficient cash flow to fund purchases under the 2026 Share Repurchase Program, the anticipated benefits of the 2026 Share Repurchase Program, the amount and number of common shares, if any, that may be purchased under the 2026 Share Repurchase Program, the anticipated timeframe, method, price and manner of purchases under the 2026 Share Repurchase Program, the anticipated benefits of the 2026 Share Repurchase Program, the potential implementation of one or more Rule 10b5-1 Plans with a broker, the advancement of the Sangdong Mine, and the Company’s future prospects. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, variability in the amount, number of shares, method and timing of purchases, if any, pursuant to the 2026 Share Repurchase Program; the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026 under the heading “Risk Factors” and in the Company’s management’s discussion and analysis for the three and six months ended June 30, 2026 and 2025 dated August 11, 2026 under the heading “Risks and Uncertainties”. Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company

Lewis Black

Chairman, President & Chief Executive Officer

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us